Exhibit 28(d)(2)(iii)

PENN SERIES FUNDS, INC.

AMENDMENT TO

INVESTMENT SUB-ADVISORY AGREEMENT

Amendment dated as of July 1, 2016, to the Investment Sub-Advisory Agreement (the “Agreement”) dated as of May 1, 2009, as amended as of May 14, 2015, and November 16, 2015, between Penn Mutual Asset Management, Inc. (the “Adviser”) and Neuberger Berman Investment Advisers LLC (the “Sub-Adviser”).

WHEREAS, the Adviser has converted from a Pennsylvania corporation to a Pennsylvania limited liability company effective July 1, 2016 (the “Conversion”); and

WHEREAS, the Adviser and the Sub-Adviser wish to amend the Agreement to reflect the Conversion;

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. The Conversion shall not be deemed an assignment for purposes of Section 23 of the Agreement, and the Conversion shall have no effect on the rights and obligations of the parties as set forth in the Agreement, as amended.

2. All references in the Agreement to the Adviser shall refer to “Penn Mutual Asset Management, LLC,” and all references to “Penn Mutual Asset Management, Inc.” shall be replaced with “Penn Mutual Asset Management, LLC.” In addition, any references to the Adviser as “a Pennsylvania corporation,” or words to that effect, are replaced with “a Pennsylvania limited liability company.”

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective authorized officers or representatives as of the date first above written.

NEUBERGER BERMAN INVESTMENT ADVISERS LLC	PENN MUTUAL ASSET MANAGEMENT, LLC

By: /s/ Robert Conti Robert Conti Managing Director	By: /s/ Keith Huckerby Keith Huckerby President and Chief Marketing Officer